UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Inrad Optics, Inc.

(Exact name of the registrant as specified in its charter)

New Jersey	0-11668	22-2003247
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

181 Legrand Avenue, Northvale, NJ	07647
(Address of principal executive offices)	(Zip code)

William J. Foote	[Phone] 201-767-1910

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Introduction

Inrad Optics, Inc. and its subsidiaries (the “Company” or “Inrad Optics”), headquartered in Northvale, New Jersey, was incorporated in New Jersey in 1973. The Company develops, manufactures and markets products and services for use in photonics industry sectors via three distinct but complimentary product areas - "Crystals and Devices," "Custom Optics" and "Metal Optics." The Company is a vertically integrated manufacturer specializing in crystal-based optical components and devices, custom optical components from both glass and metal, and precision optical and opto-mechanical assemblies. Manufacturing capabilities include solution and high temperature crystal growth, extensive optical fabrication capabilities, including precision diamond turning and the ability to handle large substrates, optical coatings and provide in-process metrology.

Inrad Optics is committed to conflict free sourcing and complying with applicable laws affecting the Company’s industry. As such, the Company has worked to implement due diligence procedures in connection with the conflict minerals requirements of Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Company’s Conflict Minerals Statement is publically available on its Internet website at: http://www.inradoptics.com/facility-capabilities/certifications-and-compliance

Reasonable Country of Origin Inquiry

As conflict minerals (as defined in Item 1.01(d)(3) of Form SD, “Conflict Minerals”) are necessary to the functionality or production of a product manufactured by Inrad Optics, the Company has conducted in good faith a reasonable country of origin inquiry (“RCOI”) for calendar year 2013 to determine whether any of the Conflict Minerals originated in the Democratic Republic of the Congo or an adjoining country (as defined in Item 1.01(d)(1) of Form SD, an “Adjoining Country”), or from recycled or scrap sources (as defined in Item 1.01(d)(6) of Form SD, “Recycled/Scrap Sources”).

Conflict Minerals Disclosure

Inrad Optics is concurrently filing the required Conflict Minerals Report, which is publically available on the Company’s Internet website at: http://www.inradoptics.com

Item 1.02 Exhibit

Inrad Optics, as an exhibit to this Form SD, is filing the Conflict Minerals Report required by Item 1.01 of Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Inrad Optics, Inc
(Registrant)

/s/ W.J. Foote	May 30, 2014
By William J. Foote, CFO, Secretary and Treasurer	Date

* * * * *

3